NGAS Resources, Inc.
120 Prosperous Place – Suite 201
Lexington, KY 40509
March 20, 2006
VIA FAX AND EDGAR
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Request for Acceleration of Effectiveness – Registration Statement on Form S-3 (Registration No. 333-130911) Filed January 9, 2006, as amended by Amendment Nos. 1 and 2 on Form S-3/A
Ladies and Gentlemen:
Pursuant to Rules 460 and 461 of Regulation C under the Securities Act of 1933, NGAS Resources, Inc., a British Columbia corporation (the “Company”), hereby requests that acceleration of the effectiveness of the captioned Registration Statement (the “Registration Statement”) to 2:00 p.m. on Wednesday, March 22 , 2006 or as soon thereafter as practicable. In requesting acceleration of effectiveness from the Securities and Exchange Commission (the “Commission”), the Company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any enquiries on this request to the undersigned at (859) 263-3948. Thank you for your attention to this request.

Very truly yours,

NGAS RESOURCES, INC.

By:	/s/ William S. Daugherty

William S. Daugherty, President and Chief Executive Officer